EXHIBIT 7.4

MOUNT KELLETT SENDS SECOND LETTER TO THE BOARD OF CLEARWIRE

New York, NY, December 14, 2012 – Mount Kellett Capital Management LP (“Mount Kellett”) today sent a letter to the Clearwire Corporation (NASDAQ: CLWR) (“Clearwire”) Board of Directors outlining issues related to, among other things, Clearwire’s relationship with Sprint Nextel Corporation (NYSE: S).  Full text of the letter follows:

December 14, 2012

BY EMAIL & FEDEX

Clearwire Corporation

1475 120th Avenue NE

Bellevue, WA 98005

Attn: Special Committee of the Board of Directors

Dear Ladies and Gentlemen:

As you know from our previous correspondence to the Board of Directors, Mount Kellett Capital Management LP (“Mount Kellett” or “we”) is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. Mount Kellett and funds and accounts under common control collectively have beneficial ownership in Clearwire Corporation (“Clearwire” or the “Company”) of 53.2 million shares, or approximately 3.6%, of the Company’s outstanding voting stock (the “Shares”), or approximately 7.3% of the Company's outstanding voting stock not controlled by SprintNextel Corp ("Sprint") after giving effect to Sprint's acquisition of the Shares held by Eagle River Holdings.

Mount Kellett acquired the Shares for investment purposes because we considered, and continue to consider, Clearwire’s stock to be substantially undervalued. We believed (and continue to believe) that the Company has significant upside potential as a wireless broadband network operator given its spectrum holdings and the growth in high-speed wireless demand in the U.S.

We have read Sprint’s 13-D filing of December 13, 2012 and we are gravely concerned by Sprint's highly coercive proposal to acquire all of the Shares not owned by it for $2.90 per Share.

First, we believe the consideration of $2.90 per Share to grossly undervalue Clearwire. Second, the convertible debt financing proposed by Sprint, which would be put in place prior to stockholder approval of the Sprint proposal, together with the threatened purchase of Comcast, Intel and BHN (the "Strategic Investors") 13% stake in Clearwire in the event that the public stockholders turn down the Sprint proposal, is a clear threat to the minority stockholders to vote in favor of the Sprint proposal or face the dilution of the value of their stake in the Company from the convertible debt and an ultimate squeeze-out transaction when Sprint achieves a 90% ownership stake. Allowing minority rights to thus be effectively stripped would in our view be a serious breach of the Board's fiduciary duty to stockholders. Finally, execution of a merger agreement that is conditioned on the completion of the Softbank-Sprint merger, as proposed by Sprint, would subject the Company and its public stockholders to unnecessary deal risks. If Sprint so wants to buy the Company, it should put a fair proposal on the table when it is in fact able to consummate it.

Clearwire Corporation

December 14, 2012

We note that Clearwire has announced the formation of your committee of the Board (the "Special Committee") to review the Sprint proposal. The Special Committee must be empowered to consider and implement a broad range of options as alternatives to the Sprint proposal, including the sale of excess spectrum and debt financing as an alternative to the convertible debt financing proposed by Sprint. If the Sprint designees to the Board of Directors are not prepared to agree to this broad grant of authority to the Special Committee, then we urge the Special Committee to direct Sprint to withdraw its proposal.

At Sprint's offer price of $2.90 per share Clearwire is grossly undervalued. Within its footprint, the Company owns at least 60 - 80 MHz of excess spectrum capacity, when spectrum is in short supply and commands premium prices. As we explained in our November 1 letter, based on the AT&T/NextWave transaction, we believe Clearwire’s spectrum to be worth at least $0.38 MHZ POP based on the implied price for useable spectrum held by NextWave. The value of just the excess spectrum held by the Company is approximately $6 - $9bn. This valuation for the Company's excess spectrum is likely conservative. In fact, we believe spectrum values will increase dramatically over the next 3 years. As sell-side research has pointed out, recent spectrum transactions have been done at valuations of $0.56 - $0.70 MHZ per POP.1

We estimate the value of the Company's remaining 60 - 80 MHZ of core spectrum to be worth at least another $9 billion, using the same conservative NextWave valuation metric. This attributes no value to the Company's network assets ($4bn of gross PPE) or either its retail or wholesale subscribers.

So how much per Share is the Company potentially worth? Here's our math:

(in billions, except per share amounts)

Excess spectrum sale	$9
Estimated taxes on excess spectrum sale[2]	($3.6)
Core spectrum value	$9
Net debt	($3.3)
Present value of lease obligations	($1.9)
Net value	$9.2
Shares outstanding	1.465
Value per Share	$6.30

1 Jefferies Equity Research, December 12, 2012 “More Wireless Consolidation Headlines.”

2 Assumes no tax shield from NOLs.

Clearwire Corporation

December 14, 2012

To sell the Company to Sprint at a $2.90 per Share valuation would be an absolute outrage and, in our view, a clear breach of the Board's fiduciary duties to the public stockholders. We would be shocked if any credible financial advisor would render a fairness opinion at that price. Assuming the Company were sold at the NextWave valuation as a whole without tax leakage, we estimate the Shares to have a value of around $8.50 per share, based on 46.2 billion MHZ POPs. This estimate attributes no value to the Company’s infrastructure or the significant synergies that Sprint would achieve as owner of the entire Company.

There is no rush for the Company to sell itself at a deeply discounted price. The alternative of selling excess spectrum is real, realizable and immediate. One can clearly infer from the MetroPCS/T-Mobile proxy statement that Metro PCS was an active bidder for some of the Company's excess spectrum and that there was another substantial investor in the Company that has been interested in buying a portion of the Company's excess spectrum. Why shouldn't the Special Committee hire an investment banker to sell excess spectrum into what is clearly a seller's market? The Special Committee needs to design a sale process that is fair and keeps Sprint from chilling the auction. Moreover, why shouldn't the Special Committee pursue a debt offering when the Company's senior secured debt is trading at a 7.5% yield to maturity, even before the recent spike in prices?

On the other hand, Sprint's proposal to acquire the Company is proof positive of how much Sprint needs Clearwire to be successful and to execute the strategy that Softbank has envisioned for the U.S. market. Without Clearwire, Sprint cannot be successful in the long run. Clearwire is the only source of large contiguous blocks of spectrum that is currently available. And Sprint is under great pressure to now consolidate Clearwire in its financial statements, as a result of its control over the Board of Directors of Clearwire following the completion of the Eagle River transaction on December 11. It is hard to envision how Sprint can now claim that it does not have the requisite control over Clearwire to require financial statement consolidation. The thin reed of Sprint not having the right to replace management seems an unsustainable basis for nonconsolidation given Sprint's apparent utter domination over Clearwire, its financing and its strategic plans.

As you might imagine, we will not sit idly by and simply watch this transfer of value from the public stockholders to Sprint go unchallenged. Clearwire has enormous long-term value, and we will oppose any transaction that prevents the public stockholders from having their fair share of that upside.

Clearwire Corporation

December 14, 2012

We would welcome the opportunity to meet with the Special Committee at the earliest opportunity to discuss the important issues raised in this letter.

Very truly yours,

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:
Name: Jonathan Fiorello
Title: Chief Operating Officer

About Mount Kellett Capital Management LP

Mount Kellett is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The firm has approximately 115 employees with offices in New York, Dallas, Hong Kong, London, and Mumbai. The firm currently has in excess of $7 billion in assets under management.

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